Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
CDW LLC	Illinois
CDW Direct, LLC	Illinois
CDW Canada Inc.	New Brunswick
CDW Finance Corporation	Delaware
CDW Government LLC	Illinois
CDW Logistics, Inc.	Illinois
CDW Technologies, Inc.	Wisconsin